UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69142

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2018** AND ENDING **12/31/2018**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tuxedo Capital Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 Tuxedo Road NW

(No. and Street)

Atlanta	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Curtis Weeks   678-679-8642

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman and Company, CPAs PC

(Name – *if individual, state last, first, middle name*)

3535 Roswell RD, Suite 32	**Marietta**	**GA**	**30062**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 ☐ Public Accountant

 ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, C Scott Akers _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Tuxedo Capital Partners, LLC _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

City / County of _Fulton_

Commonwealth/State of _GA_

The foregoing instrument was acknowledged
before me this 12th day of February,
2019, by
Calvin Scott Akers, Jr
(name of person seeking acknowledgement)

Notary Public

My commission expires: 06/16/2020



Signature

Principal and CEO
_____
Title

_____
Notary Public

S. E. BEAUPLAN
Notary Public - State of Georgia
Cobb County
My Commission Expires Jun 16, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TUXEDO CAPITAL PARTNERS LLC
Financial Statements
For the Year Ended
December 31, 2018
With
Report of Independent Registered Public Accounting Firm

goldman & COMPANY, CPAS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Tuxedo Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tuxedo Capital Partners, LLC as of December 31, 2018, the related statements of operations, changes in member's equity and cash flows for the year ended December 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tuxedo Capital Partners, LLC as of December 31, 2018, and the results of its operations and its cash flows for the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tuxedo Capital Partners, LLC 's management. Our responsibility is to express an opinion on Tuxedo Capital Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Tuxedo Capital Partners, LLC's financial statements. The supplemental information is the responsibility of Tuxedo Capital Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2015.

Goldman + Company CPAs PC

Goldman & Company, CPAs, P.C.
Marietta, Georgia
February 20, 2019

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

	2018
Cash and cash equivalents	$ 35,017
Prepaid expenses	238
Total assets	$ 35,255

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accrued expenses & Accounts Payable	$ 8,368
Due to Related Party	2,250
Total liabilities	10,618

MEMBERS' EQUITY

Members' equity	24,637
Total liabilities and members' equity	$ 35,255

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF OPERATIONS
For The Year Ended December 31, 2018

	2018
REVENUES	
Fee Sharing	- 0 -
	- 0 -
GENERAL AND ADMINISTRATIVE EXPENSES	
Professional fees	16,586
Regulatory fees	1,730
Occupancy	4,200
Other operating expenses	4,689
	27,205
NET (LOSS)	$ (27,205)

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF MEMBERS' EQUITY
For the Year Ended December 31, 2018

Balance December 31, 2017	$	28,292
Member's Contributions	$	23,550
Net (Loss)	$	(27,205)
Balance December 31, 2018	$	24,637

The accompanying notes are an integral part of these financial statements.

TUXEDO CAPITAL PARTNERS LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (loss)	$	(27,205)
Adjustments to reconcile net income to net cash used by operations:		
(Decrease) in due to related party		(3,150)
Increase in payables and accrued expenses		2,570
NET CASH USED IN OPERATING ACTIVITIES		(27,785)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's Equity Contributions		23,550
NET CASH PROVIDED BY FINANCING ACTIVITIES		23,550
NET (DECREASE) IN CASH AND CASH EQUIVALENTS		(4,235)
CASH AND CASH EQUIVALENTS:		
Beginning of year		39,252
End of year	$	35,017

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Tuxedo Capital Partners LLC ("The Company") was organized as a Georgia Limited Liability Company in July 2013. The Company became an independent registered broker-dealer and a member of the Financial Industry Regulatory Authority effective March 2014. The Company's business is to act as an investment broker in private placement transactions and mergers and acquisitions.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits. Generally, these deposits may be redeemed upon demand and, therefore, bear minimal risk.

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Schedule C on its Members' tax return under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its owners and no liability for income taxes is reflected in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The Company has no uncertain tax positions.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable consists of trade receivables for investment banking
and advisory services. The Company regularly reviews its accounts receivable for any bad debts.
The review for bad debts is based on an analysis of the Company's collection experience,
customer worthiness, and current economic trends. There are no accounts receivable at
December 31, 2018.

Revenue Recognition: On January 1, 2018, the Company adopted ASU 2014-09 *Revenue from
Contracts with Customers* and all subsequent amendments to the ASU (collectively, "ASC 606"),
which creates a single framework for recognizing revenue from contracts with customers that fall
within its scope.

Revenue is measured based on a consideration specified in a contract with a customer. The
Company recognizes revenue when it satisfies a performance obligation by transferring control
over goods or service to a customer. Approved services within the scope of ASC 606 include,

    a.   Investment Banking M&A Advisory fees.

Refer to Revenue Recognition Note: *Revenue from Contracts with Customers* for further
discussion on the Company's accounting policies for revenue sources within the scope of ASC
606.

Date of Management's Review: Subsequent events were evaluated through February 20, 2019
which is the date the financial statements were issued. The Company did not identify any
material subsequent events requiring adjustments to or disclosure in its financial statements.

Related Party Transactions: The Company shares expenses with the sole owner for limited
administrative expenses that are defined, along with the expense allocation methodology to be
used, in an expense sharing agreement. Shared expenses recorded on the Company's statement of
operations, comprised of rent, utilities, and telecommunications, was $2,250 for the year ended
December 31, 2018. The terms are monthly until cancelled by either party. Liabilities on the
statement of financial condition include $2,250 due to sole owner of December 31, 2018.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $24,399 which was $19,399 in excess of its required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 0.43 to 1.0.

NOTE 3 – CONCENTRATIONS

There were no concentrations for 2018.

NOTE 4 – REVENUE FROM CONTRACTS WITH CUSTOMERS

Investment Banking M&A Advisory Fees:

These services include agreements to provide advisory services to customers for which they charge the customers fees. The Company provides advisory services/corporate finance activity including mergers and acquisitions, reorganizations, tender offers, leveraged buyouts, fundraising activity and the pricing of securities to be issued.

The agreement contains nonrefundable retainer fees or success fees, which may be fixed or represent a percentage of value that the customer receives if and when the corporate finance activity is completed ("success fees"). In some cases, there is also an "announcement fee" that is calculated on the date that a transaction is announced based on the price included in the underlying sale agreement. The retainer fees, announcement fee, or other milestone fees reduce any success fee subsequently invoiced and received upon the completion of the corporate finance activity. The Company has evaluated its nonrefundable retainer payments, to ensure its fee relates to the transfer of a good or service, as a distinct performance obligation, in exchange for the retainer. If a promised good or service is not distinct, the Company combines that good or service with other promised goods or services until it identifies a bundle of goods or services that is distinct. In some cases, that would result in the broker-dealer accounting for all the services promised in a contract as a single performance obligation and the retainer revenue is classified as deferred revenue on the Statement of Financial Condition. There was no revenue in 2018.

NOTE 5 – BASIS OF ACCOUNTING

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues and gains are recognized when earned, while expenses and losses are recognized when incurred.

NOTE 6 – GOING CONCERN

The managing member will continue to fund Company operations for the foreseeable future until such time as the Company has revenue and can sustain itself. This is projected to be within the next 24 months.

SUPPLEMENTAL INFORMATION

TUXEDO CAPITAL PARTNERS LLC

Supplementary Information
Pursuant to rule 17(a)-5 of the
Securities Exchange Act of 1934

December 31, 2018

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

TUXEDO CAPITAL PARTNERS LLC

SCHEDULE I
TUXEDO CAPITAL PARTNERS LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2018

NET CAPITAL:

Total members' equity qualified for net capital	$ 24,637
Deduction for non-allowable assets:	
Other deposits	(238)
Total non-allowable assets	(238)
Net capital before haircuts	24,399
Less haircuts:	
Total haircuts	- 0 -
Net capital	24,399
Less required capital	(5,000)
Excess net capital	$ 19,399
Aggregate indebtedness-liabilities	$ 10,618
Ratio of aggregate indebtedness to net capital	.43 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2018.

There is no significant difference between net capital as reported in Part II of the Form X-17A-5, and net capital as reported above.

TUXEDO CAPITAL PARTNERS LLC
DECEMBER 31, 2018

SCHEDULE II

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

SCHEDULE III

**INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION
RULE 15C3-3
OF DECEMBER 31, 2018**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule and does not hold customers' monies or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Tuxedo Capital Partners LLC

We have reviewed management's statements, included in Tuxedo Capital Partners LLC's Annual Exemption Report, in which (1) Tuxedo Capital Partners LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Tuxedo Capital Partners LLC claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Tuxedo Capital Partners LLC stated that Tuxedo Capital Partners LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Tuxedo Capital Partners LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tuxedo Capital Partners LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
February 20, 2019

goldman & COMPANY, CPAS

3535 Roswell Road · Suite 32 · Marietta, GA 30062 · 770.499.8558 · Fax 770.425.3683

TUXEDO CAPITAL PARTNERS, LLC

EXEMPTION REPORT
YEAR ENDED DECEMBER 31, 2018

Tuxedo Capital Partners, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R §15c3-3 under the following provisions of 17 C.F.R §240.15c3-3: (k)(2)(i)

and

2. The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3 (k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

I affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Name: *C. Scott Akers Jr.*
By: *C Scott Akers Jr - Principal - Tuxedo Capital*
Title: *Principal & CEO*
Date: *2/11/19*

3600 TUXEDO ROAD, NW ・ ATLANTA, GEORGIA 30305 ・ 404.219.3700 ・ SCOTT.AKERSJR@TUXEDOCAP.COM

MEMBER FINRA